UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Investment Technology Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46145F105

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/31/2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Munder Capital Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,617
	6.	SHARED VOTING POWER 1,724,303
	7.	SOLE DISPOSITIVE POWER 2,617
	8.	SHARED DISPOSITIVE POWER 1,957,236**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,959,853**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA, HC** See Item 4 of this filing.

CUSIP No. 46145F105	13G	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrity Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,724,303**
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,957,236**
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,957,236**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA** See Item 4 of this filing.

CUSIP No. 46145F105	13G	Page 2 of 3 Pages

Item 1.

(a)	Name of Issuer Investment Technology Group, Inc (“ITG”)

(b)	Address of Issuer’s Principal Executive Offices 165 Broadway New York, NY 10006

Item 2. (a) - (c) Name of Person Filing, Address of Principal Office, and Citizenship of Person Filing

(1)	Munder Capital Management (“Munder Capital”) 480 Pierce St. Birmingham, MI 48009 Citizenship: Delaware

(2)	Integrity Asset Management, LLC (“Integrity”) 18500 Lake Road, Suite 300 Rocky River, OH 44116 Citizenship: Delaware

(e)	CUSIP Number 46145F105

Item 3.

This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Munder Capital, is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(1)(ii)(G). See Item 4 for additional information.

Integrity is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

The information in Items 1 and 5 through 11 on the cover page(s) on Schedule 13G are hereby incorporated by reference.

Munder Capital is the sole owner of Integrity. Due to this ownership structure, holdings for Munder Capital and Integrity are aggregated for purposes of this filing. Munder Capital and Integrity are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as “Managed Portfolios”).

As a result of its ownership structure and its role as investment adviser or sub-adviser to a number of the Managed Portfolios, Munder Capital may be deemed to be the beneficial owner of 1,959,853 shares or 5.4% of the shares outstanding of Investment Technologies Group, Inc. (“ITG”) held by such Managed Portfolios. As a result of its role as investment adviser or sub-adviser to a number of the the Managed Portfolios, Integrity may be deemed to be the beneficial owner of 1,957,236 shares or 5.4% of the shares outstanding of ITG held by such Managed Portfolios. However neither Munder Capital nor Integrity has the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and each disclaims any ownership associated with such rights.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts. No client making up the Managed Portfolios has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more that 5% of the shares outstanding of ITG common stock.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46145F105	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2014 Date

/s/ Mary Ann C. Shumaker

Mary Ann C. Shumaker Associate General Counsel